VANDA PHARMACEUTICALS INC.

2200 Pennsylvania Avenue NW, Suite 300E

Washington, DC 20037

February 27, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jim Rosenberg
Joel Parker Christine Torney

Re:	Vanda Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

Filed October 27, 2014

File No. 001-34186

Dear Mr. Rosenberg:

Vanda Pharmaceuticals Inc. (the “Company”) is providing this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended September 30, 2014. The Company originally addressed the comment in its comment response letter dated January 30, 2015. During a telephone conference with the Staff on February 20, 2015, the Staff provided additional clarification regarding its comment. For your convenience, we have repeated the Staff’s original written comment in italicized print. This letter contains the Company’s complete revised response to the Staff’s comment, as clarified during the telephone conference. The response below is based solely on the inquiry that the Company has conducted and materials it has reviewed as of February 27, 2015 in response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

2.	You disclose on pages 27 and 28 that you expensed the cost of HETLIOZ manufactured prior to FDA approval and that you expect that your cost of goods sold as a percentage of sales will increase in future periods as product manufactured prior to FDA approval is consumed. Please provide us proposed disclosure to be included in future periodic reports that includes the following:

•	the estimated selling price or range of reduced-cost inventory you have at the latest balance sheet date presented and an indication as to the time period you expect to sell this inventory; and

•	the estimated cost of goods sold or range, if determinable, as a percentage of sales that you expect to incur after the reduced-cost inventory has been consumed.

Securities and Exchange Commission

February 27, 2015

Revised response to Comment 2:

Inventory manufactured and expensed as research and development expense prior to FDA approval consisted solely of raw materials and work-in-process inventory. As discussed in our periodic filings, we tracked the quantities of individual product lots manufactured. We did not track pre-FDA approval manufacturing costs in a manner that enabled identification of amounts that could be subsequently attributed to the carrying value of commercial inventory and therefore the manufacturing cost of inventory produced prior to FDA approval is not reasonably determinable. Upon approval of HETLIOZ®, the Company began to track commercial inventory-related costs separately, which forms the basis of the carrying value of capitalized commercial inventory.

In response to the Staff’s comments above, the Company undertakes to include in future periodic filings substantially the following disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section entitled “Cost of goods sold”:

“HETLIOZ® inventory manufactured prior to FDA approval consisted of raw materials and work-in-process inventory, which was expensed as research and development costs as incurred and was combined with other research and development expenses. While we tracked the quantities of individual product lots, we did not track pre-FDA approval manufacturing costs and therefore the manufacturing cost of HETLIOZ® raw materials and work-in-process inventory produced prior to FDA approval is not reasonably determinable. However, based on our expectations for future manufacturing costs to produce HETLIOZ® inventory, we estimate that approximately $1.2 million of commercial HETLIOZ® inventory was expensed prior to FDA approval.

We began capitalizing HETLIOZ® manufacturing costs as inventory following the receipt of marketing approval from the FDA on January 31, 2014. As of [                ], we had approximately $[            ] million, $[            ] million and $[            ] million of reduced-cost finished goods, work-in-process inventory and raw materials inventory, respectively, on hand.

The aggregate selling price of reduced-cost finished goods inventory on hand may be affected by a number of factors including, but not limited to, market demand, future pricing of the product, competition and reimbursement by government and other payers. At this time we cannot reasonably estimate the timing and rate of consumption of reduced-cost raw materials and work-in-progress inventory, or the timing of sales of finished goods manufactured with this inventory. We expect our cost of goods sold to increase in the future as this inventory is sold, which will have a negative impact on gross margin. The time period over which reduced-cost finished goods inventory is

Securities and Exchange Commission

February 27, 2015

consumed will depend on a number of factors, including the amount of future HETLIOZ® sales, the ultimate use of this inventory in either commercial sales, clinical development or other research activities, and the ability to utilize inventory prior to its expiration date.

Cost of goods sold as a percentage of revenue for the expected sales of inventory capitalized after FDA approval will depend upon our cost to manufacture inventory at normalized production levels with our third party manufacturers. However, we expect that, in the future, total HETLIOZ® manufacturing cost included in cost of goods sold will be less than 2% of our net HETLIOZ® product revenue.”

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In connection with our response to the Staff’s comment, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please do not hesitate to contact me at (202) 734-3428 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ James P. Kelly James P. Kelly
Senior Vice President, Chief Financial Officer, Secretary and Treasurer